UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): July 22, 2015

Camden National Corporation (Exact name of registrant as specified in its charter)

Maine	01-28190	01-0413282
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Two Elm Street, Camden, Maine	04843
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (207) 236-8821

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07	Submission of Matters to a Vote of Security Holders.

The 2015 Special Meeting of Shareholders of Camden National Corporation (the "Special Meeting") was held on July 22, 2015 at the Hanley Center, 245 Commercial Street, Rockport, Maine. At the Special Meeting, there were present in person or by proxy 7,473,488 shares of Camden National Corporation (the "Company") common stock, representing approximately 65% of the total outstanding eligible votes. The following is a brief description of each matter voted on at the Special Meeting, and the number of votes cast for or against, as well as the number of abstentions, as to each matter.

1.  To approve the issuance of shares of Company common stock in the merger as provided for in the Agreement and Plan of Merger by and among the Company, SBM Financial, Inc. and Atlantic Acquisitions, LLC, a wholly-owned subsidiary of the Company, dated March 29, 2015.

For	Against	Abstentions
4,801,336	38,257	14,209

2.  To approve one or more adjournments of the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting, or at any adjournment or postponement of that meeting, to approve the share issuance.

For	Against	Abstentions
4,499,938	344,062	13,582

Item 8.01	Financial Statements and Exhibits.

On July 27, 2015, the Company announced that it and SBM Financial, Inc. had received all regulatory and shareholder approvals for the merger of SBM Financial, Inc. into the Company. The foregoing description is qualified in its entirety by reference to the press release, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.
Additionally, on July 24, 2015, the Company, SBM Financial, Inc. and Atlantic Acquisitions, LLC, a wholly-owned subsidiary of the Company, entered into a letter agreement to confirm October 16, 2015 as the closing date of the merger between the Company and SBM Financial, Inc. The foregoing description is qualified in its entirety by reference to the letter agreement, a copy of which is filed as Exhibit 99.2 hereto and incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

 (d)    The following exhibits are filed with this Report:

Exhibit No.	Description
99.1	Press release dated July 27, 2015 announcing Camden National Corporation and SBM Financial, Inc. receive regulatory and shareholder approval for merger.
99.2	Letter agreement dated July 24, 2015, by and among Camden National Corporation, SBM Financial, Inc. and Atlantic Acquisitions, LLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 27, 2015

CAMDEN NATIONAL CORPORATION (Registrant)

By:	/s/ DEBORAH A. JORDAN
Deborah A. Jordan Chief Operating Officer, Chief Financial Officer and Principal Financial & Accounting Officer